February 11, 2009

VIA EDGAR CORRESPONDENCE
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

Re:	Lantis Laser Inc.
Amendment No. 10 to Registration Statement
on Form SB-2 on Form S-1/A
Filed February 11, 2009
File No. 333-146331

Dear Mr. Mancuso:

We are in receipt of your comment letter dated February 9, 2009. We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Our Business, page 1

1.	If you elect to highlight your license, please highlight with equal prominence the statement currently on page 6 that the license is subject to termination due to your default.

We have revised our disclosure on pp. 1 and 14 in response to this comment.

If a collaborative partner terminates or fails to perform…, page 9

2.	With a view toward clarified disclosure in an appropriate section of your document, please tell us why you have deleted the disclosure regarding your reliance on Agiltron.

Please be advised that we have deleted the subject disclosure because we are no longer reliant on Agiltron, as we are developing the relevant components in house.

Mr. Russell Mancuso
Securities and Exchange Commission
February 11, 2009

Legal Proceedings, page 22

3.
Please file as exhibits to this registration statement the settlement agreements that reflect the resale dates mentioned in this section. In this regard, we note the last sentence of this section. Please clarify when the shares issued in the settlements can be resold, reflecting the effect of Rule 144. If you amended the agreements to reconcile the timing of the legend removals with Rule 144, please also file the amendments. If you did not amend the agreements, please provide us your evaluation of the materiality of the risk of future disputes regarding the resale date.

The settlement agreement are filed as exhibits 10.19 and 10.20 to the amendment we have filed today. We have not amended the agreements, and we anticipate no future disputes regarding the resale date because a relatively minor amount (less than 20%) can be resold prior to June 15 in any case, and the consultants want to avoid a trial on the merits, which is why they agreed to settle.

Please note that we previously referred to the settlement agreements as having been executed in November 2008, but they actually were executed on October 16, 2008. We have corrected the relevant references in the registration statement.

Overview, page 23

4.
We note your revisions to this section. Please clarify when you will need to seek additional funding. Also discuss your sources for these funds and, if recent developments have materially affected your sources of liquidity, provide appropriate disclosure.

We have revised the disclosure on pp. 11 and 24 to indicate that we intend to seek additional funding promptly following the effectiveness of our registration statement. Although we have no funding commitments, we have received several expressions of interest, subject only to our becoming a fully reporting public company.

Index to Consolidated Financial Statements, page 47

5.
Please update the financial statements as required by Rule 8-08 of Regulation S-X. If you intend for this registration statement to become effective before you update the included financial statements, please tell us:

•	when updated financial information will become available to you. Your financial statements must be updated if the update is available; and

•	whether your recently completed fiscal quarter and year generated results or trends that differ materially from what is currently disclosed in your prospectus.

Please be advised that we have not updated the financial statements, as the anticipated effective date for this registration statement falls within 45 days after the end of our fiscal year. Updated financial information is not yet available. We anticipate that updated financial information will become available to us in mid-March 2009. We do not anticipate that our recently completed fiscal quarter and year generated results or trends that differ materially from what is currently disclosed in our prospectus.

Mr. Russell Mancuso
Securities and Exchange Commission
February 11, 2009

Recent Sales of Unregistered Securities, page II-2

6.
We note your response to comment 1 of our letter dated January 9,2009. Refer to comment 2 in our letter dated December 16, 2008. Please provide the disclosure required by Regulation S-K Item 701 regarding the shares issued as part of the settlement agreements with your consultants.

We have provided the disclosure on page II-3 required by Regulation S-K Item 701 regarding the shares issued as part of the settlement agreements.

Exhibits

7.
We note the blanks in exhibit 10.17. Please comply with Rule 406 with regard to all redactions from your exhibits. See also Staff Legal Bulletin No. 1 (February 28, 1997 with July 11,2001 addendum) available on our web site at http://www.sec.gov/interps/legal/slbcf1r.htm.

We have re-filed exhibit 10.17 with the formerly deleted information included.

* * *

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Seyfarth Shaw LLP, at (202) 828-5360. If you cannot reach him, please call me at (203) 300-7622.

Very truly yours,

/s/ Stanley B. Baron
Stanley B. Baron

cc:	Ernest M. Stern, Esq.
Daniel J. MacTough, Esq.